                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                             ---------------------

                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934

                             ---------------------

                         CONCORD COMMUNICATIONS, INC.
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
                    --------------------------------------
                        (Title of Class of Securities)


                                   206186108
                     (CUSIP Number of Class of Securities)

                                April 27, 1998
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                              [X]   Rule 13d-1(b)

                              [ ]   Rule 13d-1(c)

                              [_]   Rule 13d-1(d)



     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 Schedule 13G

 CUSIP NO.  206186108


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Ameritech Pension Trust
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Massachusetts

------------------------------------------------------------------------------
                          SOLE VOTING POWER -0-
                     5
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER -0-
   BENEFICIALLY      6

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER -0-
                     7
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER -0-
       WITH          8

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,269,676 shares of Common Stock
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      10.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON - EP
12


------------------------------------------------------------------------------

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Item 1(a).    Name of Issuer:
              --------------

              Concord Communications, Inc.

Item 1(b).    Address of Issuer's Principal Executive Officers:
              ------------------------------------------------

              33 Boston Post Road West
              Marlboro, MA 01752

Item 2(a).    Name of Person Filing:
              ---------------------

              Ameritech Pension Trust

Item 2(b).    Address of Principal Business Office:
              ------------------------------------

              c/o Ameritech Corporation
              Attn: Director - Investment Administration and Operations 225 W. Randolph St.
              HQ13A
              Chicago, Illinois 60606

Item 2(c).    Citizenship:
              -----------

              Massachusetts

Item 2(d).    Title of Class of Securities:
              ----------------------------

              Common Stock, par value $.01 per share

Item 2(e).    CUSIP Number:
              ------------

              206186108

Item 3.       If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b),
              ------------------------------------------------------------------
              check whether the person filing is a:
              ------------------------------------

              (a) [_]  Broker or Dealer registered under section 15 of the Act

              (b) [_]  Bank as defined in section 3(a)(6) of the Act

              (c) [_] Insurance company as defined in section 3(a)(19) of the Act

              (d) [_] Investment company registered under section 8 of the Investment Company Act of 1940

                                       3
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          (e)   [_]   An investment adviser in accordance with (S) 240.13d-
                      1(b)(1)(ii)(E)

          (f)   [X]   An employee benefit plan in accordance with (S) 240.13d-
                      1(b)(1)(ii)(F)

          (g)   [_]   A parent holding company or control person in accordance
                      with (S) 240.13d-1(b)(ii)(G)

          (h)   [_]   A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act

          (i)   [_]   A church plan that is excluded from the definition of an
                      investment company under section 3(c)(14) of the Investment Company Act of 1940


          (j)   [_]   Group, in accordance with (S) 240.13d-1(b)(ii)(J)


Item 4.   Ownership:
          ---------

          (a)   Amount beneficially owned:                      1,269,676 Shares

          (b)   Percent of class                                10.2%

          (c)   Number of shares as to which such person has:

                (i)   Sole power to vote or direct the vote*:   -0-

                (ii)  Shared power to vote or to direct the
                      vote:                                     -0-

                (iii) Sole power to dispose or to direct the
                      disposition of*:                          -0-

                (iv)  Shared power to dispose or to direct the
                      disposition of:                           -0-

          * Schott Capital Management, LLC is investment manager ("Manager") with respect to the shares pursuant to an investment management contract. Pursuant to the terms of the contract, Manager has sole voting and disposition power over the shares.

Item 5.   Ownership of Five Percent or Less of a Class:
          --------------------------------------------

          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:
          ---------------------------------------------------------------

          Not applicable.

                                       4
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Item 7.   Identification and Classification of the Subsidiary Which Acquired the
          ----------------------------------------------------------------------
          Security Being Reported on by the Parent Holding Company:
          --------------------------------------------------------

          Not applicable.

Item 8.   Identification and Classification of Members of the Group:
          ---------------------------------------------------------

          Not applicable.

Item 9.   Notice of Dissolution of Group:
          ------------------------------

          Not applicable.

Item 10.  Certification:
          -------------

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                       5
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                                   SIGNATURE
                                   ---------


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            AMERITECH PENSION TRUST


                            By: /s/     Susan E. Manske
                                -----------------------------------------
                                Name:   Susan E. Manske
                                Title:  Acting Chief Investment Officer


                            Dated: May 8, 1998

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